SHINHAN BANK

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

1

2

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

ㆍIdentify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ㆍObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appro-priate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

ㆍEvaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

ㆍConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

ㆍEvaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of Korean won)	Notes		2025	2024

Assets
Cash and due from banks	3,5,8,40,41	~~W~~	24,283,077	25,173,671
Securities at fair value through profit or loss	3,6,41		31,051,245	25,892,162
Derivative assets	3,7,41		5,092,017	7,400,039
Loans at amortized cost	3,8,41		363,618,144	351,575,129
Loans at fair value through profit or loss	3,8		506,781	745,412
Securities at fair value through other comprehensive income	3,9,17		59,845,241	51,096,393
Securities at amortized cost	3,9,17		25,964,036	27,011,804
Property and equipment	10,11,16,17		2,188,781	2,366,429
Intangible assets	12		753,755	936,272
Investments in subsidiaries and associates	13		2,943,223	2,854,736
Investment properties	14		654,612	611,208
Net defined benefit assets	23		317,438	261,805
Current tax assets	37		4,892	8,542
Other assets	3,8,15,41		32,167,367	15,825,559
Non-current assets held for sale	16		41,069	-
Total assets		~~W~~	549,431,678	511,759,161

Liabilities
Financial liabilities designated at fair value through profit or loss	18	~~W~~	287,849	261,299
Deposits	3,19,41		396,097,125	375,641,186
Financial liabilities at fair value through profit or loss	3,20		1,522,071	597,058
Derivative liabilities	3,7,41		4,848,166	7,530,742
Borrowings	3,21,40,41		28,042,446	21,838,763
Debt securities issued	3,22,40		40,478,377	43,524,701
Provisions	24,39,41		605,144	447,008
Current tax liabilities	37		532,905	201,330
Deferred tax liabilities	37		331,820	303,872
Other liabilities	3,11,25,41,42		42,136,187	28,084,827
Total liabilities			514,882,090	478,430,786

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		1,949,195	2,088,595
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		5,563	6,103
Accumulated other comprehensive loss	26,37		(134,097)	(58,359)
Retained earnings	26,27		24,402,769	22,965,878
(Regulatory reserve for loan loss)			(2,629,890)	(2,233,852)
(Required provision for regulatory reserve for loan loss)			(137,663)	(396,038)
(Expected provision for regulatory reserve for loan loss)			(137,663)	(396,038)
Total equity			34,549,588	33,328,375
Total liabilities and equity		~~W~~	549,431,678	511,759,161

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except earnings per share data)	Notes		2025	2024
Interest income
Financial instruments at fair value through profit or loss		~~W~~	654,146	703,730
Financial instruments at fair value through other comprehensive income and amortized cost			17,970,242	18,964,453
Interest expense			10,629,344	12,017,026
Net interest income	3,28,36,41		7,995,044	7,651,157

Fees and commission income			1,466,944	1,293,877
Fees and commission expense			295,796	293,673
Net fees and commission income	3,29,36,41		1,171,148	1,000,204

Dividend income	30,36		66,871	76,658
Net gain on financial instruments at fair value through profit or loss	6,20,31,36,41		387,717	278,110
Net foreign currencies transaction gain	36		510,396	206,356
Net gain (loss) on financial instruments designated at fair value through profit or loss	18		23,446	(6,466)
Net gain on disposal of securities at fair value through other comprehensive income	9,36		167,483	98,164
Net loss on disposal of securities at amortized cost	9		(56)	(41)
Provision for credit loss allowance	3,8,9,24,41		593,394	308,568
General and administrative expenses	32,41		3,701,518	3,459,539
Net other operating expenses	34,36,41		(1,502,977)	(1,369,210)
Operating income			4,524,160	4,166,825

Net non-operating expense	35		(250,731)	(269,910)
Profit before income taxes			4,273,429	3,896,915
Income tax expense	37		1,088,470	864,543
Profit for the year	27		3,184,959	3,032,372
(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2025:
3,047,296 million won
For the year ended December 31, 2024:
2,636,334 million won)
Other comprehensive income for the year, net of income tax
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences for foreign operations			(23,672)	64,395
Unrealized net change in fair value of securities at fair value through other comprehensive income			(188,976)	304,897

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except earnings per share data)	Notes		2025	2024
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans		~~W~~	(11,797)	(9,113)
Unrealized net change in fair value of securities at fair value through other comprehensive income			153,191	60,076
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			3	(1)
Other comprehensive income (loss) for the year, net of income tax	3,26,37		(71,251)	420,254

Total comprehensive income for the year		~~W~~	3,113,708	3,452,626
Basic and diluted earnings per share in won	38		1,953	1,859

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2025

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2024	~~W~~	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,032,372	3,032,372
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	64,395	-	64,395
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	359,107	5,866	364,973
Remeasurements of defined benefit plans		-	-	-	-	(9,113)	-	(9,113)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	(1)
		-	-	-	-	414,388	3,038,238	3,452,626
Transactions with owners in their capacity as owners
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	399,387
Redemption of hybrid bonds		-	(299,327)	-	(673)	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	(4)
Others		-	-	-	885	-	(885)	-
		-	100,060	-	208	-	(1,281,431)	(1,181,163)
Balance at December 31, 2024	~~W~~	7,928,078	2,088,595	398,080	6,103	(58,359)	22,965,878	33,328,375

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2025

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2025	~~W~~	7,928,078	2,088,595	398,080	6,103	(58,359)	22,965,878	33,328,375
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,184,959	3,184,959
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	(23,672)	-	(23,672)
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	(40,272)	4,487	(35,785)
Remeasurements of defined benefit plans		-	-	-	-	(11,797)	-	(11,797)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3	-	3
		-	-	-	-	(75,738)	3,189,446	3,113,708
Transactions with owners in their capacity as owners
Annual dividends to equity holder		-	-	-	-	-	(1,662,952)	(1,662,952)
Dividends to hybrid bond holders		-	-	-	-	-	(88,930)	(88,930)
Issuance of hybrid bonds		-	399,387	-	-	-	-	399,387
Redemption of hybrid bonds		-	(538,787)	-	(1,213)	-	-	(540,000)
Others		-	-	-	673	-	(673)	-
		-	(139,400)	-	(540)	-	(1,752,555)	(1,892,495)
Balance at December 31, 2025	~~W~~	7,928,078	1,949,195	398,080	5,563	(134,097)	24,402,769	34,549,588

See accompanying notes to the separate financial statements.

(In millions of Korean won)		2025	2024

Cash flows from operating activities
Profit for the year	~~W~~	3,184,959	3,032,372
Adjustments for:
Income tax expense		1,088,470	864,543
Interest income		(18,624,388)	(19,668,183)
Interest expense		10,629,344	12,017,026
Dividend income		(66,871)	(76,658)
		(6,973,445)	(6,863,272)
Non-cash income and expense items:
Net gain on financial instruments at fair value through profit or loss		(181,314)	(313,277)
Net gain on non-cash foreign currencies transactions		(68,993)	(55,619)
Net loss (gain) on financial instruments designated at fair value through profit or loss		(23,446)	6,466
Net gain on disposal of securities at fair value through other comprehensive income		(167,483)	(98,164)
Net loss on disposal of securities at amortized cost		56	41
Provision for credit loss allowance		593,394	308,568
Non-cash employee benefits		146,596	100,853
Depreciation and amortization		492,379	464,406
Net non-cash other operating expenses		267,851	217,585
Non-operating expenses		181,642	174,960
		1,240,682	805,819
Changes in assets and liabilities:
Deposits at amortized cost		(565,489)	274,779
Securities at fair value through profit or loss		(4,333,957)	(529,783)
Derivative assets		6,058,152	2,773,352
Loans at amortized cost		(13,064,079)	(33,131,186)
Loans at fair value through profit or loss		239,374	(228,127)
Other assets		(16,287,997)	1,663,999
Deposits due to customers		20,694,269	35,434,069
Financial liabilities at fair value through profit or loss		399,278	11,954
Derivative liabilities		(5,823,190)	(2,645,069)
Defined benefit liabilities		(173,821)	(78,378)
Provisions		(36,773)	(451,073)
Other liabilities		14,699,847	(6,369,658)
		1,805,614	(3,275,121)

Income tax paid		(697,081)	(612,042)
Interest received		18,378,635	19,695,525
Interest paid		(11,096,646)	(11,563,384)
Dividends received		71,313	107,398
Net cash inflow from operating activities		5,914,031	1,327,295

(In millions of Korean won)		2025	2024

Cash flows from investing activities
Net cash flow of derivative financial instruments for hedges	~~W~~	16,051	45,974
Proceeds from decrease of securities at fair value through profit or loss		1,516,419	703,254
Acquisition of securities at fair value through profit or loss		(2,118,292)	(2,262,642)
Proceeds from decrease of securities at fair value through other comprehensive income		39,364,298	36,510,846
Acquisition of securities at fair value through other comprehensive income		(47,889,009)	(36,178,368)
Proceeds from decrease of securities at amortized cost		6,572,915	6,591,267
Acquisition of securities at amortized cost		(5,289,119)	(4,444,063)
Proceeds from disposal of property and equipment		84	225
Acquisition of property and equipment		(126,231)	(117,127)
Proceeds from disposal of intangible assets		5,465	16
Acquisition of intangible assets		(246,934)	(346,662)
Proceeds from disposal of investments in associates and others		20,989	51,139
Acquisition of investments in associates and others		(109,647)	(349,121)
Acquisition of investment properties		(4,564)	(2,893)
Proceeds from disposal of non-current assets for sale		23,341	-
Decrease in other assets		351,559	539,398
Increase in other assets		(356,044)	(511,758)
Net cash inflow (outflow) from investing activities		(8,268,719)	229,485

Cash flows from financing activities
Net cash flow of derivative financial instruments for hedges		3,026	(9,420)
Increase in financial liabilities designated at fair value through profit or loss		99,985	-
Decrease in financial liabilities designated at fair value through profit or loss		(50,000)	-
Net increase (decrease) in borrowings		6,207,295	(5,318,929)
Proceeds from issuance of debt securities		17,524,577	25,075,509
Redemption of debt securities		(20,775,823)	(17,207,263)
Dividends paid		(1,751,882)	(1,280,546)
Issuance of hybrid bonds		399,387	399,387
Redemption of hybrid bonds		(540,000)	(300,000)
Increase in other liabilities		53,168	146,039
Decrease in other liabilities		(186,096)	(272,041)
Net cash inflow from financing activities		983,637	1,232,736

Effect of exchange rate fluctuations on cash and cash equivalents held		15,849	145,081
Net increase (decrease) in cash and cash equivalents		(1,355,202)	2,934,597

Cash and cash equivalents at the beginning of the year (Note 40)		24,986,635	22,052,038
Cash and cash equivalents at the end of the year (Note 40)	~~W~~	23,631,433	24,986,635

Please refer to attached courtesy PDF from page 10 to 183.

Independent Auditors’ Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the shareholders and board of directors of

Shinhan Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Control over Financial Reporting (the “ICFR Report”) of Shinhan Bank (the “Bank”) as of December 31, 2025. The Bank’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on the assessment of the operational status of the ICFR by Bank’s Chief Executive Officer and Internal Accounting Manager, the Bank’s ICFR has been effectively designed and is operating as of December 31, 2025, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the “Conceptual Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank’s ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2025 is not prepared in all material respects, in accordance with the Standards for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank’s ICFR in existence as of December 31, 2025. We did not review the Bank’s ICFR subsequent to December 31, 2025. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

Notice to Readers This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2025.

Report on the Operations of Internal Control over Financial Reporting

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Bank Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Enforcement Rule of the Regulations on External Audit and Accounting – Annex 6: Standards for the Evaluating and Reporting of ICFR'.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

(Attachment)

◦ Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

February 26, 2026

Jung, Sanghyuk ( )
Chief Executive Officer

Kang, Yeonghong ( )
Internal Accounting Manager

(Attachment) Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

The Company designs and operates its internal accounting control system in accordance with the "Framework for the Design and Operation of ICFR" to prevent and detect errors or fraudulent acts that could result in material misstatements in the financial statements.

Internal control activities performed by the Company as disclosed below are an integrated and summarized description of the major control activities directly related to preventing or detecting fund-related fraud risks, such as embezzlement, that are operated by the Company in accordance with the 'Guidelines for the Assessment and Reporting of ICFR' established and amended by the Financial Supervisory Service.

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
Entity Level Control	**(Attestation of compliance with the Code of Ethics)** Management operates internal policies that require executives and employees to understand and attest to their obligations under the Code of Ethics, and identifies and monitors violations of the Code of Conduct or the Code of Ethics through compliance-monitoring functions, internal audit functions, and ethics and compliance programs	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department, August 2025, January 2026)
	(Risk Analysis and Response) Management considers the potential significance of operational risks through risk-profile analysis, identifies the causes of each operational risk issue, and designs internal controls accordingly	As a result of the test, no material weaknesses were identified (Risk Engineering Department, August 2025, January 2026)
	(Continuous Monitoring and Operation of Mandatory Leave Policy) Management operates ongoing fraud-mitigation procedures, such as continuous monitoring and the mandatory leave policy, considering the potential for fraud arising from incentives and pressures	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department, August 2025, January 2026)
	(Segregation of Duties) Management formalizes assigned job authorities and responsibilities in internal policies, clearly distinguishing inherent authorities from delegated responsibilities	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department and 1 other department, August 2025, February 2026)
	(Compliance Whistleblowing Policy) Management operates multiple channels for compliance reporting and implements protective measures for whistleblowers, including confidentiality and prohibition of disadvantageous treatment	As a result of the test, no material weaknesses were identified (Compliance Management Department, Audit Department, August 2025, January 2026)
	(Conduct of Internal Audits) Guidelines related to internal audits are formalized into internal policies and procedures and are operated accordingly, and issues identified as a result of internal audits are subject to complete follow-up management and reporting	As a result of the test, no material weaknesses were identified (Audit Department, Compliance Department and 1 other department, August 2025, January 2026)
	(Job Rotation Program) Management operates a job rotation program that limits long-term assignments, taking into consideration the possibility of fraud arising from incentives and pressures	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department, August 2025, January 2026)
Funds Control	**(Segregation of Duties for Credit Operations)** Duties related to credit execution are segregated between solicitation and application, and review and approval (presented on an integrated basis; control owners: Department heads of Credit Service Development Department and Merchant Banking Department)	As a result of the test, no material weaknesses were identified (Credit Service Development Department, Merchant Banking Department, August 2025, January 2026)
	(Credit Review) The credit review officer, when conducting a credit review, verifies the requested amount, interest rate, maturity, and other key terms and conditions of the credit application as stated in the credit review memorandum, and approves the transaction after assessing the appropriateness of credit execution	As a result of the test, no material weaknesses were identified (Corporate Credit Analysis & Assessment Department, Retail Credit Analysis & Assessment

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(presented on an integrated basis; control owners: Department heads of Corporate Credit Analysis & Assessment Department and Retail Credit Analysis & Assessment Department and 8 other departments)	Department and 8 other departments, September 2025, January 2026)
	(Credit Transaction Approval) The credit transaction officer, when executing a credit transaction, reconciles and verifies the consistency between the information entered into the system and the documents approved through the credit review process, and approves the transaction upon confirmation (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion Department 2 and 15 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 15 other departments, September 2025, February 2026)
	(Special Credit Management) The officer responsible for managing NPLs reviews supporting documentation related to procedures such as collection, sale, restructuring, or write-offs, examines the appropriateness of the associated amounts, and grants approval accordingly (presented on an integrated basis; control owners: department heads of Corporate Credit Support Department and Credit Collection Department)	As a result of the test, no material weaknesses were identified (Corporate Credit Support Department, Credit Collection Department, August 2025, February 2026)
	(Credit Monitoring) Officers of the credit-handling departments and the credit-supervisory departments perform monitoring over the credits under their management (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion 2 and 3 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 3 other departments, September 2025, January 2026)
	(Segregation of Duties for Financial Instrument Transactions) The employee responsible for entering transaction details and the officer approving vouchers are segregated, and the officer authorizing transaction execution is also segregated from the officer approving vouchers (applicable transactions: securities and derivatives) (presented on an integrated basis; control owners: department heads of Settlement Department and Trust Business Solution Department and 6 other departments)	As a result of the test, no material weaknesses were identified (Settlement Department, Trust Business Solution Department and 6 other departments, August 2025, February 2026)
	(Securities Transaction Approval) The securities transaction officer approves transactions after reconciling and verifying the consistency between the details entered in the system and the relevant supporting documents for securities trading, as well as for the receipt of dividends and interest (presented on an integrated basis; control owners: department heads of Settlement Department and Trust Business Solution Department and 9 other departments)	As a result of the test, no material weaknesses were identified (Settlement Department, Trust Business Solution Department and 9 other departments, September 2025, February 2026)
	(Securities Existence Verification) Physical securities are kept in locations with restricted physical access, and the responsible officer of the relevant department or inspection department periodically reviews and approves the reconciliation of system-recorded securities balances with the physical holdings and supporting documents by external custodians to verify their appropriateness (presented on an integrated basis; control owners: department heads of Settlement Department and Trust Business Solution Department and 3 other departments)	As a result of the test, no material weaknesses were identified (Settlement Department, Trust Business Solution Department and 3 other departments, September 2025, February 2026)
	(Derivatives Transaction Approval) The derivative transaction officer reconciles the information entered into the system with the relevant supporting documents for the trading transaction and grants approval after confirming their consistency (presented on an integrated basis; control owners: department heads of Securities Investment & Trading Department and Treasury Department and 7 other departments)	As a result of the test, no material weaknesses were identified (Securities Investment & Trading Department, Treasury Department and 7 other departments September 2025, February 2026)
	(Derivatives Settlement Approval) The derivative settlement officer reconciles the information entered into the system with the relevant supporting documents for clearing and settlement, and grants approval after confirming their consistency (control owners: department head of Settlement Department)	As a result of the test, no material weaknesses were identified (Settlement Department, August 2025, February 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Branch Daily Closing) At the end of each business day, the branch officer grants approval after reviewing the reconciliations that verify the consistency between the system-recorded cash-on-hand balances and the physical cash held at teller counters, ATMs, and other cash-handling facilities (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion Department 2 and 4 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 4 other departments, September 2025, January 2026)
	(Deposit Transaction Approval) For over-the-counter deposit transactions, branch employees verify that all required information is properly completed and approve deposits, withdrawals, and transfers, while the responsible officer performs additional review and approval for transactions exceeding a specified amount (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion Department 2 and 5 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 5 other departments, September 2025, January 2026)
	(Funding and Repayment Approval) The officer responsible for funding and repayment activities reviews and verifies the issuance and funding terms, amounts, and other relevant conditions, and approves the transactions after assessing their appropriateness (presented on an integrated basis; control owners: department heads of Settlement Department and Treasury Department)	As a result of the test, no material weaknesses were identified (Settlement Department, Treasury Department, August 2025, February 2026)
	(Segregation of Duties - Other Treasury Transactions) The employee responsible for fund disbursement are segregated from the approvers, and the employee responsible for fund disbursement are also segregated from those responsible for posting accounting vouchers (control owners: department head of Settlement Department)	As a result of the test, no material weaknesses were identified (Settlement Department, August 2025, February 2026)
	(Other Treasury Transaction Approval) The officer responsible for fund disbursement performs approval controls that may include the following: (i) approval of the registration or modification of counterparty information after reconciling and verifying the consistency between the counterparty information entered into the system and the relevant supporting documents; and/or (ii) approval of fund receipts, disbursements, or transfers, the officer approves the transaction after reconciling and verifying the consistency between the information stated in the payment approval document—including the amount, counterparty, and payment account—and the corresponding supporting documents (presented on an integrated basis; control owners: department heads of Settlement Department and Investment Solution Department and 2 other departments).	As a result of the test, no material weaknesses were identified (Settlement Department, Investment Solution Department and 2 other departments, August 2025, February 2026)
	(Cash and Due from Banks Management Approval) The officer responsible for fund management approves deposit subscriptions, terminations, and withdrawals after verifying key items such as the amount, interest rate, and maturity stated in supporting documents, including approval requests and transaction statements, and reviewing their appropriateness (control owners: department head of Treasury Department)	As a result of the test, no material weaknesses were identified (Treasury Department, August 2025, January 2026)
	(Management of Important Physical Assets such as Corporate Seals) Important physical items—such as corporate seals—are stored in locations with restricted physical access. The officer responsible for managing these items verifies that approval has been obtained from the officer of the requesting department for seal use, assesses the appropriateness of the intended purpose, and then grants approval and authorizes its use (control owners: department head of Secretariat Office)	As a result of the test, no material weaknesses were identified (Secretariat Office, August 2025, January 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Reconciliation of Cash and Due from Bank Balances) The officer responsible for managing cash and deposit balances reviews the reconciliation performed between the system-recorded deposit balances and the balances of each bank account, assesses their consistency, and grants approval accordingly (presented on an integrated basis; control owners: department heads of Settlement Department and Work Innovation Department)	As a result of the test, no material weaknesses were identified (Settlement Department, Work Innovation Department, August 2025, February 2026)
	(System Ledger Change Approval) The employee responsible for system ledger changes confirms that the change request has been approved by the officer of the requesting department and performs the requested change. The officer responsible for system ledger changes then reviews the appropriateness of the change and grants final approval (control owners: department head of Tech Audit Office)	As a result of the test, no material weaknesses were identified (Tech Audit Office, August 2025, January 2026)

(*) The Company designates assessors who are not the control operators of the same department to conduct assessments of the design and operation effectiveness. The test results performed by each department are additionally reviewed by the department responsible for ICFR Team to enhance independence and expertise.